UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On January 16, 2017, Medigus Ltd. issued a press release titled: “Medigus Receives Nasdaq Letter Regarding Bid Price Compliance.” A copy of this press release is furnished herewith as exhibit 99.1.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on August 24, 2016 (Registration No. 333-213280) and its Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 9, 2015 (Registration No. 333-206803).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: January 17, 2017	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Receives Nasdaq Letter Regarding Bid Price Compliance,” dated January 16, 2017.